SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-24374
CUSIP NUMBER	30729M207

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Fantatech, Inc. Lucas Educational System, Inc. Suite 1A, 18/F, China Hong Kong City, Tsimshatsui, Kowloon, Hong Kong NA

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has incurred a delay in assembling the information required to be included in its December 31, 2006 Form 10-KSB Annual Report. The Company expects to file its December 31, 2006 Form 10-KSB Annual Report with the U.S. Securities and Exchange Commission by April 14, 2007.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Gary Lui	(852)	2302 1636

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Material Impairments.

      During the audit of the Company's financial statements for the year ended December 31, 2006, management of the Company conducted an evaluation of the carrying value of its property, plant and equipment, in particular the equipment used for its FunPlex Revenue-Sharing Centers.

      As of December 31, 2006, the Company operated twenty-six Revenue-Sharing Centers including fourteen FunPlexes, ten 4D theaters, one large-size attraction and one theme park. Approximately 70% of these Revenue-Sharing Centers were launched in 2004 and 2005. During 2006, none of the fourteen FunPlexes were operated profitably due to insufficient visitors. In January 2007, the FunPlex centers in Zhuhai and Beijing, and the 4D theater in Guangzhou were closed as the local partners intended to change the venues for other uses due to poor operating performance of these centers. The Company agreed to such termination since these centers could not operate without the support of the local partners. Although the Company repossessed all of the equipment it contributed to these centers, some of the repossessed equipment has limited reusable value. Accordingly, the net carrying value of such equipment may not be fully recoverable. Management of the Company conducted an evaluation of the carrying value of its property, plant and equipment, including the equipment used for its Revenue-Sharing Operations.

      In view of the non-profitable performance of all fourteen FunPlex Revenue-Sharing Centers during 2006 and the increasing efforts that the Company has placed on the development and operation of theme parks, management has examined the recoverable value of the equipment used in these Revenue-Sharing Centers, including the review of the type, nature, actual wear and tear, mobility, attractiveness, transferability as well as market acceptability of such equipment, taking into account the estimated undiscounted cash flow for each of the Centers. As a result of such evaluation, the Company determined that a provision for impairment to the carrying value of the equipment associated with the fourteen FunPlexes and one 4D theater should be approximately $4,210,000 (representing approximately 33.8% of the total net carrying value of all of the equipment used for the Revenue-Sharing Centers). The impairment provisions were charged to the operating results for the year ended December 31, 2006

Fantatech, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2007	By:	/s/ Gary Lui Gary Lui Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).